PROSPECTUS SUPPLEMENT
(To The Prospectus Dated May 19, 2010)

This filing is made pursuant to Rule 424(b)(5)
under the Securities Act of 1933, as amended, in connection
with Registration No. 333-166169

6,337,980 Units

NEOSTEM, INC.

Units Consisting of One Share of Common Stock and
a Warrant to Purchase 0.50 of a Share of Common Stock

This prospectus supplement amends the prospectus supplement dated November 16, 2010 to the prospectus dated May 19, 2010, relating to the sale by NeoStem, Inc. of 6,337,980 units, each consisting of one share of our common stock and a warrant to purchase 0.50 of a share of common stock. You should read this prospectus supplement in conjunction with the prospectus supplement dated November 16, 2010 to the prospectus dated May 19, 2010, and this supplement is qualified by reference thereto, except to the extent that the information in this supplement supersedes the information contained in such prospectus supplement.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement dated November 16, 2010 to the prospectus dated May 19, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the referenced prospectus supplement or prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
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The date of this supplement (to the prospectus supplement dated November 16, 2010 to the prospectus dated May 19, 2010) is November 18, 2010.

Explanatory Note

NeoStem, Inc. is filing this supplement to the prospectus supplement dated November 16, 2010 to correct a mathematical calculation related to dilution on page S-45 of that prospectus supplement (and a reference to the amount of dilution per share to investors derived from this chart on page S-8 of that prospectus supplement) by amending and restating the section “Dilution” in its entirety with the following. No attempt has been made in this supplement to modify or update the other information presented in the prospectus supplement. This amendment does not reflect events occurring after the filing of the prospectus supplement or modify or update those disclosures affected by subsequent events. Accordingly, this amendment should be read in conjunction with the prospectus supplement dated November 16, 2010 and our other filings made with the Securities and Exchange Commission.

Dilution

Our net tangible book value as of September 30, 2010 was approximately $33.3 million, or $0.58 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, and dividing this amount by the number of shares of common stock outstanding.

After giving effect to the sale of 6,337,980 units in this public offering at a public offering price of $1.45 per unit, after deducting the estimated underwriting discount and estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2010 would have been approximately $41.3 million, or $0.72 per share. This represents an immediate increase in net tangible book value of $0.14 per share to existing stockholders and immediate dilution in net tangible book value of $0.73 per share to new investors participating in this offering at the public offering price.  The following table illustrates this dilution on a per share basis.

Public offering price per unit		$1.45
Historical net tangible book value per share as of September 30, 2010	$0.58
Increase per share attributable to investors participating in this offering	$0.14
As adjusted net tangible book value per share after this offering		$0.72
Dilution per share to investors participating in this offering		$0.73

The above discussion and table are based on 57,613,794 shares of common stock outstanding as of the close of business on September 30, 2010. This number excludes, as of the close of business on September 30, 2010, the warrants offered hereby and the shares of common stock issuable upon exercise of the warrants offered hereby and also excludes:

•	options representing the right to purchase a total of 13,558,214 shares of common stock at a weighted average exercise price of $1.92 per share;

•	8,253,751 shares of common stock which were reserved for future equity awards that may be granted in the future under our equity incentive plans;

•	Class A warrants representing the right to purchase a total of 635,000 shares of common stock at an exercise price of $6.00 per share;

•	Class D warrants representing the right to purchase a total of 12,932,512 shares of common stock at an exercise price of $2.50 per share;

•
other warrants representing the right to purchase a total of 3,689,266 shares of common stock at a weighted average exercise price of $3.21 per share, plus warrants to purchase 95,250 shares of common stock at an exercise price of $6.50 per share;

•	10,000 shares of common stock issuable upon conversion of our outstanding Series B Convertible Redeemable Preferred Stock;

•	up to 14,200,000 shares of common stock issuable upon consummation of the PCT Merger (inclusive of shares of common stock underlying up to 3,000,000 warrants which may be issued in the PCT Merger);

•
any warrants issued in our concurrent senior convertible preferred stock offering and the shares of our common stock issuable upon exercise of the warrants offered in our concurrent senior convertible preferred stock offering; and

•
any shares of common stock issued in conversion or redemption of the senior convertible preferred stock offered in our concurrent senior convertible preferred stock offering and any shares of common stock issued in our concurrent senior convertible preferred stock offering.

Investors that purchase common stock upon the exercise of the warrants offered hereby may experience dilution depending on our net tangible book value at the time of exercise.

We also note that the amount of dilution per share to investors referenced on page S-8 of the prospectus supplement also should be $0.73 per share as stated above.